Xyratex • Langstone Road • Havant Hampshire • PO9 15A • United Kingdom

T +44 (0) 23 9249 6000

www.xyratex.com

Mr Patrick Gilmore

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

United States of America

18 September 2013

Re:	Xyratex Ltd.
Form 20-F for the Fiscal Year Ended November 30, 2012
Filed February 21, 2013
File No. 001-35766

Dear Mr Gilmore

Thank you for your letter dated September 4, 2013 setting forth comments of the Staff of the Commission (the “Staff”) relating to the Xyratex Ltd (“Xyratex”) Form 20-F for the year ended November 30, 2012 (the “2012 Form 20-F”).

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Staff’s comment letter in bold, italicized text and have provided our response immediately following each numbered comment.

In light of the responses given below, we do not believe that it will be necessary to file an amendment to the 2012 Form 20-F.

Form 20-F for the Fiscal Year Ended November 30, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Cash Flows, page 49

1.              We note that you disclose inventory turns and days sales outstanding metrics in your earnings conference calls. In light of the significance of your inventory and accounts receivable balances, please tell us what consideration was given to disclosing in your Form 20-F the metrics management uses to manage these assets as well as discussing the underlying reasons for fluctuations in these metrics. Tell us what consideration was given to discussing further the risks and uncertainties due to the buildup of inventory.

Please refer to Item 303(a) of Regulation S-K and Section IV.B of SEC Release 33-8350 for further guidance.

We advise the staff that, because our revenues are concentrated in a small number of large IT companies, our accounts receivable and inventory balances are primarily dependent on customer mix and fluctuation in demand from these customers. Therefore management consider balance sheet metrics to be of significantly lower importance than operating performance metrics. However, we have reviewed this guidance following your comment and consider that providing inventory turns and accounts receivable metrics together with reasons for movements in these metrics would aid the explanation of our operating cash flows and will include this information in future filings.

We advise the staff that the increase in inventory in our 2012 fiscal year was primarily related to a deferral of customer purchase orders. Because this inventory was supported by customer commitments we did not consider it necessary to further explain the risks arising from the increase. We further advise that these orders were substantially all fulfilled in the first half of our 2013 fiscal year and inventory correspondingly reduced significantly.

Critical Accounting Policies

Goodwill, page 22

2.              We your disclosure on pages 41 and F-14 that based on your November 30, 2012 assessment of qualitative factors, it was more likely than not that the fair value of your reporting units were greater than their carrying values. We further note that your current market capitalization significantly less than net book value, you have had decreased revenues and net income for the periods presented, and on page 37 you disclose continued uncertainty in the underlying demand for HDDs and that you believe your enterprise data storage solutions revenues are likely to continue to decline in your fiscal 2013. Please provide us with a summary of your qualitative analysis supporting your conclusion that a step one goodwill impairment analysis was not necessary. Refer to ASC 350-20-35-3A through 3G.

We advise the staff that in carrying out our assessment of qualitative factors at November 30, 2012 we considered the events and circumstances set out in ASC 350-20-354-3 as follows. Our analysis focused on the HDD Capital Equipment reporting unit which accounted for $6.3 million of the $7.1 million goodwill balance:

a)             Macroeconomic conditions — although conditions remained weak, they had not deteriorated and the overall market for data storage continues to grow.

b)             Industry and market considerations — although reduced demand for laptops, in favor of tablets, has significantly reduced 2.5 inch Hard Disk Drive (HDD) unit demand, we are seeing significant demand for 3.5 inch capacity to meet data centre demand for the cloud. The HDD companies are also planning significant technology changes which generate capital equipment demand. Industry consolidation has also provided an opportunity with an expanded addressable market for capital equipment.

c)              Cost factors — profitability has been enabled by expense reductions to match reduced underlying industry demand.

d)             Overall financial performance — after a significant deterioration in results in 2011, revenues and operating performance improved significantly in 2012 and we forecast continued improvement in fiscal years 2013 to 2015 with cash flows in excess of the fair value of the assets over this period. The revenue forecasts for 2013 were based on detailed customer forecasts including significant purchase orders. We advise the staff that our results and cash flows for our 2013 fiscal year to date have been in line with these forecasts. We considered that that the forecasts for 2014 and 2015 were based on a conservative assumption of industry growth and that there was a reasonable expectation that the reporting unit would be continue to be cash generating after 2015.

e)              Other relevant entity-specific events — following the recording of losses in 2011 we established a lower risk collaborative working model with the customer base with substantially all Research and Development projects based on specific customer engagements.

f)               Events affecting a reporting unit — there were no significant changes affecting the reporting unit.

g)              Share price — our share price has not declined significantly in absolute terms, but we did take into account that our share price has declined relative to our peers.

We also took into consideration that the goodwill value for the HDD Capital Equipment reporting unit was small relative to the size of the business, both historically and as forecast. The remaining goodwill balance of $0.9 million relates to the Enterprise Data Storage Solutions reporting unit and is supported by historical and forecast profits and cash flow.

In addition we advise the staff that in our second fiscal quarter of 2013 we obtained an independent report which included a valuation of our reporting units. This report set out a range of valuations including one calculated on a discounted cash flow basis. These valuations were based on the forecasts and factors which formed part of our qualitative assessment. The low end of the valuation range showed significant headroom over book value. This report also included a reconciliation of the overall valuation to our share price, with the low end of the valuation range corresponding to the market value adjusted for a typical control premium. We believe this further supports our judgment for the use use of the qualitative assessment at November 30, 2012.

We further advise the staff that we intend to perform a step one goodwill impairment analysis when we carry out our annual goodwill impairment assessment for our fiscal fourth quarter.

3.     As a related matter, please provide us with the results of your most recent step one analysis, including the extent that your reporting units were in excess of their carrying values.

We advise the staff that our goodwill balance arose from acquisitions in 2010 and that our first annual assessment of this goodwill was at November 30, 2011. For that assessment we also determined that the fair value of our reporting units was greater than their carrying values based on a qualitative assessment.

Consolidated Financial Statements

Note 15. Segment Information, page F-29

4.              We note that you report revenues for the Americas geographic region. Please tell us what consideration was given to separately disclosing revenues and long-lived assets attributed to any individual countries within the Americas with material revenues and/or assets. Please refer to ASC 280-10-50-41.

We advise the Staff that the revenues and long lived assets disclosed in Note 15 in the category Americas were all for the United States for 2010 and 2011. For 2012 these amounts included Mexico, but the amounts for this country were not material. We have reviewed the above guidance and will amend the disclosure in future forms 20-F to separate out individual countries where material.

Xyratex acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Form 20-F, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 20-F, and that Xyratex may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss the foregoing with you at your convenience.

Please address any additional comments to the undersigned via E-mail. If you have any questions regarding the foregoing, do not hesitate to contact the undersigned on 011 44 2392 496331.

Respectfully submitted,

/s/ Richard Pearce
Richard Pearce
Chief Financial Officer
Xyratex Ltd